Internet Initiative Japan Inc., Jinbocho Mitsui Bldg., 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan February 13, 2012

Ms. Kathleen Collins,
Accounting Branch Chief
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C.  20549,
U.S.A.

Re:	Internet Initiative Japan Inc. Form 20-F for the Year Ended March 31, 2011 Filed on July 19, 2011 File No. 000-30204

Dear Ms. Collins:

This is in response to the comments of the Staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated January 13, 2012, with respect to the annual report on Form 20-F of Internet Initiative Japan, Inc. (“IIJ”) for the fiscal year ended March 31, 2011 (the “Form 20-F”). For your convenience, we have included the text of the staff’s comments below and have keyed IIJ responses accordingly.

Form 20-F for the fiscal year ended March 31, 2011

Item 18. Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

Revenue Recognition, page F-13

1.	We note your response to prior comment 2. Please confirm that you will include these disclosures in your next periodic filings.

Response:
IIJ acknowledges the staff’s comments and respectfully informs the staff that, in future filings and starting with the Form 20-F for the year ending March 2012, we will include in the summary of significant accounting policies what consideration we have given to disclosing all of the deliverables included in its system integration and services arrangements, including the basis for determining separate units of accounting, the method used to account for each unit and the period over which each unit of accounting is recognized.

Ms. Kathleen Collins

Note 2. Business Combinations, page F-19

2.
We note your response to prior comments 3. Please tell us whether you account for these arrangements on a gross basis or net basis. Describe the terms of the arrangements and how you considered each of the factors included in ASC 605-45-45. Further, please clarify the term “business tie up” in your disclosures, and to the extent revenues generated from these arrangements are expected to be material. Provide a description of the terms of the arrangements and your accounting policies for the arrangements. Please include your proposed disclosures in your response.

Response:
IIJ acknowledges the staff’s comments and respectfully informs the staff that we account for the revenue related to (1)AT&T Global Master Carrier Agreement and (2)Domestic Services Agreement on a gross basis. IIJ-Global is a network service solution provider that provides integration of circuit and equipment such as routers and servers, installment of equipment and also operation and maintenance of the whole network by hearing and fulfilling customer needs. The circuit and equipment are procured by third party vendors such as network carriers including AT&T or network equipment vendors. IIJ functions as a primary provider of network service solutions directly to customers. Therefore, these revenues are reported on a gross basis.

First of all, under the AT&T Global Master Carrier Agreement, IIJ-Global purchases international services from AT&T Japan and usually adds circuits, equipment, monitoring, helpdesk services or maintenance at the customer’s request and sells to the acquired customers, IIJ’s clients and new customers as the integrated network services .

Under Domestic Services Agreement, IIJ-Global purchases circuits, equipment, maintenance from the third party vendors and adds project management, monitoring, helpdesk services by their employees and contractors and sells to AT&T Japan as the same manner as other WAN services provided to the acquired customers and new customers.

Indicators to evaluate gross or net treatment of revenue related to services provided under (1) the AT&T Global Master Carrier Agreement are as follows:

Indicators to evaluate gross treatment included in ASC 605-45-45-4 to 14
1.The seller is the primary obligor in the transaction.
IIJ-Global is the primary obligor and fully responsible for fulfilling and providing total services desired by the customer For example, in the event of a service outage or connectivity issue, the customer calls IIJ-Global.

2. The seller has inventory risk (general inventory risk before customer order is placed or upon customer return or risk of loss after customer order or during shipping).	Yes. IIJ-Global has responsibility to compensate AT&T even if the customer refuses to accept the service.
3. The seller has latitude in establishing price.	The prices are determined through negotiation between the customers and IIJ-Global.
4. The seller changes the product or performs part of the service.
IIJ-Global purchases services provided under the AT&T Global master Carrier Agreement and adds other carriers’ circuits, equipment, monitoring, help desk services or operation and maintenances as a component of the network solution services which we provide to our customers, depending on customer needs.

5. The seller has discretion in supplier selection.	IIJ-Global can select such suppliers as to meet the customer's needs and specifications and AT&T is one of these suppliers.
6. The seller is involved in the determination of product or service specifications.	IIJ-Global can determine service specifications to meet the customer's needs and specifications and AT&T's services are one of the candidates for our solutions.
7. The seller has physical loss inventory risk.	IIJ-Global is liable to the customer and is not always able to claim compensation against AT&T.
8. The seller has credit risk.	IIJ-Global has credit risk as IIJ-Global has an independent contractual relationship with the customers from AT&T.
Indicators of net treatment included in ASC 605-45-45-16 to 18
1. The seller is not the primary obligor.	IIJ-Global is the primary obligor.
2. The amount the seller earns is fixed.	The prices are determined between customers and IIJ-Global.
3. The seller does not have credit risk.	IIJ-Global has credit risk as IIJ-Global is required to pay AT&T notwithstanding any ability by IIJ-Global to collect from the customer.

Ms. Kathleen Collins

Indicators to evaluate gross or net treatment of revenue related to services provided under (2)Domestic Services Agreement are as follows:

Indicators to evaluate gross treatment included in ASC 605-45-45-4 to 14
1. The seller is the primary obligor in the transaction.
IIJ-Global is the primary obligor and fully responsible for fulfilling and providing total services desired by the customer (AT&T) and AT&T contacts IIJ-Global (not the vendors) in the event of service outage or issues with connectivity..

2. The seller has inventory risk (general inventory risk before customer order is placed or upon customer return or risk of loss after customer order or during shipping).	Yes. IIJ-Global has responsibility to compensate the suppliers even if AT&T refuses to accept the service.
3. The seller has latitude in establishing price.	The prices are determined by the actual volume of connectivity services and workload provided by IIJ-Global employees to AT&T.
4. The seller changes the product or performs part of the service.	IIJ-Global has latitude to select solutions and/or vendors. Therefore, IIJ-Global can determine/change the product or service to be provided to the customers.
5. The seller has discretion in supplier selection.	IIJ-Global selects vendors by considering the necessary specifications and the associated costs.
6. The seller is involved in the determination of product or service specifications.	IIJ-Global determines the specifications of the services.
7. The seller has physical loss inventory risk.	N/A(In substance there is no inventory risk associated with providing services）
8. The seller has credit risk.	IIJ-Global has credit risk as IIJ-Global has to pay to suppliers notwithstanding any ability by IIJ-Global to collect from AT&T
Indicators of net treatment included in ASC 605-45-45-16 to 18
1. The seller is not the primary obligor.	IIJ-Global is the primary obligor.
2. The amount the seller earns is fixed.	The prices are changed due to the change of volumes.
3. The seller does not have credit risk.	IIJ-Global has credit risk

Regarding the term “business tie up”, AT&T is one of the solutions partner of the IIJ Group and as mentioned in our previous response, both agreements are non-exclusive and no sales quota is stipulated in them. The amount of revenue related to services provided under these agreements is as follows:

	FY2010 For the seven months ended March 31, 2011 (from Sep 1, 2010 (date of acquisition) to Mar 31, 2011)	1st half of FY 2011 For the six months ended September 30, 2011 (from April 1, 2011 to September 30, 2011)
AT&T Global Master Carrier Agreement	JPY 440 million (0.53% of total revenue for FY2010)	JPY 360 million (0.76% of total revenue for 1st half of FY2011)
Domestic Services Agreement	JPY 1,809 million (2.19% of total revenue for FY2010)	JPY 1,400 million (2.97% of total revenue for 1st half of FY2011)

Due to the above, we consider the amount to be immaterial and that therefore specific disclosures are not necessary.

Ms. Kathleen Collins

Note 12. Income Taxes, page F-32

3.
We note your response to prior comment 7 that the loss-carryforward related to entities not included in the company’s consolidated tax return. Please explain this statement in further detail and tell us how this impacted your accounting for the deferred tax assets and the related valuation allowance. In your response, please provide us with references to any accounting guidance considered.

Response:
IIJ acknowledges the staff’s comments and respectfully informs the staff that, in Japanese taxation system, only 100% owned subsidiaries can be and will be included in a consolidated tax return. Trust network Inc.(Trust), GDX Japan Inc (GDX) and IIJ America, Inc.(IIJ-A) are not included in IIJ's consolidated tax return because Trust and GDX are not 100% owned subsidiaries. Also IIJ-A is located outside the Japanese taxation jurisdiction.

We evaluate the valuation allowances for the loss carryforwards related to the above-mentioned three companies based on the individual evidence for each company. By contrast, the valuation allowances for the loss carryforwards from entities included in a consolidated tax return group can be evaluated considering the evidences based on the entire consolidated tax return group.

We evaluated that it is not more likely than not that the deferred tax assets of these loss carryforwards will be realized as these companies recorded cumulative losses in recent years under ASC 740-10-30-21 in the year ending March 31, 2011. We also evaluated that it is more likely than not that the deferred tax asset of the loss carryforwards from entities included in consolidated tax return group will be realized due to the strong earnings history in the consolidated tax return group and the projection of future taxable income enough to offset the loss carryforwards, in the year ending March 31, 2011.

Ms. Kathleen Collins

Note 17. Commitments and Contingent Liabilities, page F-48

4.	We note your response to prior comment 8. Please confirm that you will provide the required disclosures in your next periodic filing, and include your proposed disclosures in your response.

Response:
IIJ acknowledges the staff’s comments and respectfully informs the staff that the global settlement of this litigation, which requires no financial contribution from IIJ, has become effective since the last objector withdrew his objection against the settlement in January 2012. Accordingly, we respectfully inform the staff that we will include the following disclosure in our Form 20-F for the year ending March 2012 as our final disclosure in relation to this class action.

“In December 2001, a class action complaint alleging violations of the federal securities laws was filed against the Company, naming the Company, certain of its officers and directors as defendants, and underwriters of the Company’s initial public offering. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998 and such actions have been included in a single coordinated proceeding in the Southern District of New York. An amended complaint was filed on April 24, 2002 alleging, among other things, that the underwriters of the Company’s initial public offering violated the securities laws (i) by failing to disclose in the offering's registration statement certain alleged compensation arrangements entered into with the underwriters' clients, such as undisclosed commissions or tie in agreements to purchase stock in the after market, and (ii) by engaging in manipulative practices to artificially inflate the price of the Company's stock in the after market subsequent to the initial public offering. On July 15, 2002, the Company joined in an 'omnibus' motion to dismiss the amended complaint filed by the issuers and individuals named in the various coordinated cases. On February 19, 2003, the Court granted the Company’s motion to dismiss the claims against it under Rule 10b-5 promulgated under the Exchange Act due to the insufficiency of the allegations against the Company. The motions to dismiss the claims under Section 11 of the Securities Act were denied for virtually all of the defendants in the consolidated cases, including the claims against the Company. In June 2003, the Company conditionally approved a proposed partial settlement with the plaintiffs in this matter. In June 2004, a stipulation of partial settlement was submitted to the court for preliminary approval. While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants. The District Court directed that the litigation proceed with a number of “focus cases” rather than all of the 310 cases that had been consolidated. The Company’s case is not one of these focus cases. On October 13, 2004, the District Court certified the focus cases as class actions in the ongoing litigation. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the District Court’s class certification decision. On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing, and on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including the Company, informed the District Court that the settlement could not be approved, because the defined settlement class, like the litigation class, could not be certified. On June 25, 2007, the District Court entered an order terminating the proposed settlement. On August 14, 2007, the plaintiffs filed their second consolidated amended complaints against the six focus cases and on September 27, 2007, again moved for class certification. On November 12, 2007, certain of the defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the District Court denied the motions to dismiss except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside the previously certified class period. The motion for class certification was withdrawn without prejudice on October 10, 2008. On April 2, 2009, a stipulation and agreement of settlement among the plaintiffs, issuer defendants and underwriter defendants was submitted to the District Court for preliminary approval. The District Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the District Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close the cases. Appeals of the opinion granting final approval were filed, all of which have been dismissed or settled by January 2012.”

Ms. Kathleen Collins

Note 19. Fair Value Measurements, page F-49

5.
We note your response to prior comment 9. ASC 320-10-35-25.b indicates that where an entity has not estimated the fair value of a cost-method investment, the entity shall evaluate whether an event or change in circumstances has occurred in that period that may have an adverse effect on the fair value of the investment (impairment indicators described in ASC 320-10-35-27), which you indicate in your response to prior comment 4 that you analyze. Please describe in your disclosures how you analyze these indicators using the information provided in your response to prior comment 9.

Response:
IIJ acknowledges the staff’s comments and respectfully informs the staff that we analyze the impairment indicators in evaluating whether a cost-method investment which we have not estimated the fair value is impaired or not, as follows:

・We obtain the balance sheet and income statement of investees quarterly or every six months.

・We examine whether there is a significant deterioration in the earnings performance of each investee by checking the statements.

・We compare the actual result of the investee against the business plan obtained at the time of the investment and assess whether the business plan has been in progress as planned.

・We make inquiries to investees about the reason for the unexpected performance and confirm whether there is a change in the regulatory, economical or technological environment.

・When there is a recent examples of trading of the investment, we check the conditions of the trading and confirm whether the price is less than our cost or not.

When we evaluate that an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment as a result of analyzing the impairment indicators, we estimate the fair value of the investment. If the fair value is less than its cost and the decline below the cost is determined to be other than temporary, we recognize the impairment of the investee.

Our proposed disclosures are included in our response to comment 6.

Ms. Kathleen Collins

6.
Further, ASC 320-10-35-29 requires that if an impairment indicator is present, the entity shall estimate the fair value of the investment. We note that you evaluated the fair value of your non-marketable investments based on the net assets of each issuer, as you could not obtain other information such as future cash flows. Please tell us and describe in your disclosures why you believe net assets to be representative of fair value for these investments. Please also describe any other factors you considered in determining fair value and revise your disclosures accordingly. Please include any proposed disclosures in your response.

Response:
IIJ acknowledges the staff’s comments and would like to clarify our response to prior comment 9. We respectfully inform the staff that in measuring impairment of non-marketable investments, we initially seek to utilize the discounted future cash flow method when estimated future cash flows are available. For the non-marketable equity security with  carrying amount of JPY 475 million as of March 31, 2011, we estimated its fair value using the discounted cash flow method, but this did not result in our recording an impairment as the fair value was above the carrying amount.  In addition, for certain investments in funds where net asset value per share is available, IIJ uses net asset value per share determined in accordance with ASC 820-10-35-59 through 35-62 for estimating the fair value of such investments.  For investment in funds with carrying amount of JPY 660 million as of March 31 2011, we used the net asset value per share for estimating the fair value, but this did not result in our recording impairment as the fair value was above the carrying amount.   The carrying amount of the remaining investments where estimated future cash flows or net asset value per share information was not available amounted to JPY 919 million as of March 31, 2011.  Impairment indicators were present for JPY 253 million (pre-impairment) of these investments, and we utilized the underlying recorded net assets of the investees to estimate their fair values. In such cases, we obtain the latest balance sheet of the investee and assessed whether there were material asset line items on the balance sheet with unrealized losses by examining the details of specific line items such as investments, intangible assets or deferred tax assets and making inquiries with the management of the investee.  For JPY 253 million of such investments, we estimated the fair value based on this method and recorded impairments of JPY 167 million during the year ended March 31, 2011. We believe that such methodology results in a reasonable approximation of fair value for these investments for the purpose of measuring impairment losses on non-marketable investments when we cannot obtain other unobservable inputs such as estimated future cash flows.

We will include in our future filings and starting with the Form 20-F for the year ending March 2012, the following (1) in the summary of significant accounting policies, third paragraph of Other Investments and (2) in Note 19. Fair value measurements, the second paragraph:

"Summary of Significant Accounting Policy, the third paragraph of Other Investments:

Non-marketable equity securities are carried at cost as fair value is not readily determinable. When the Company evaluates whether non-marketable equity securities are impaired or not, the Company evaluates first whether an event or change in circumstances has occurred in the period that may have significant adverse effect on the fair value of the securities (an impairment indicator). The Company uses such impairment indicators as following:

・A significant deterioration in the earnings performance or business prospects of the investee.

・A significant adverse change in the regulatory, economic, or technological environment of the investee.

・A significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates.

・A recent example of new issuance of security, in which the issue price is less than our cost.

The Company estimates the fair value of the non-marketable equity securities when an impairment indicator is present. The fair value is determined as a result of considering various unobservable inputs which are available to the Company, including expectation of future income of the investees, net asset value of the investees, and material unrealized losses to be considered in assets and liabilities held by the investees. The Company recognizes impairment of non-marketable equity securities when the fair value is below the carrying amount and the decline in fair value is considered to be other-than-temporary. “

“Note 19. Fair value measurements, the second paragraph in page F-51

All impaired non-marketable investments were classified as Level 3 instruments and the Company used the unobservable inputs to these investments.  The fair value was determined as a result of considering various unobservable inputs, including expectation of future income of the investees, net asset value of the investees, and material unrealized losses to be considered in assets and liabilities held by the investees.”

Ms. Kathleen Collins

IIJ acknowledges that:

•	IIJ is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	IIJ may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions on the foregoing, please do not hesitate to contact me by phone at 81-3-5205-6333, by email at register@iij.ad.jp, or by facsimile at 81-3-5259-6311.

Very truly yours,

/s/ Akihisa Watai
Akihisa Watai
Managing Director, Chief Financial Officer and Chief Accounting Officer

cc:	Laura Veator
Melissa Feider
(Securities and Exchange Commission)

Izumi Akai
Kenji Taneda
Brian Wessel
(Sullivan & Cromwell LLP)